Maryann Salt has been in the mortgage business for over a decade, with a focus on fintech and digital mortgage originations for the past five years. Her experience is with digital platforms such as Quicken Loans, also known as Rocket Companies and she is also a sponsored originator for the government lending agencies like Fannie Mae and has much experience with their underwriting system as she calls it, their black box.

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Maryann Salt, Inc. and its digital platform Canoe is a mortgage origination aggregator. It's a digital web platform and application with a focus on innovating data architecture and governance in compliance with the government lending 2021 mandate.

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Here are a few problems that we are trying to solve.

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Mortgage denial rates have historically contributed to some housing disparities. Here is a statistic from Lending Tree, 2020.

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Here are a list of some of the solutions we are using to solve the problems.

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Government lending agencies have required implementation of this new uniform mortgage application by 2021. Due to COVID-19 it recently has been pushed off to 2022. The uniform application form has not been changed since 2009. This form is rendered in its digital application online. New lending concepts will impact decisioning.

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This is an example of how we will use machine learning to surface solutions at Point-of-Sale.

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Currently, this is our platform experience. This is some of the tools that's currently being used.

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This is an example of our current customer engagement and retention. Maryann Salt, Inc. has a digital monthly newsletter that is sent out to every consumer that signs up for the platform. It includes automatic home valuation that includes artificial intelligence with mortgage options.

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By using data optimization we are able to take the new required uniform application datapoints and covert them into various fields of data that are combined and optimized to help surface solutions and to create opportunities.

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We have taken great care to put together our business model with financial projections. Our current business model supports a focus on software development and mortgage origination sales over the next 12-24 months as we track our own development minimum viable product.

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The adoption of the Canoe mortgage application includes a 2021 web based platform and application. It includes business partnerships amongst our real estate community as well as Point of Sale integration.

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From this slide is a list of our team which includes a focus on software development, data engineer as well as SAAS business operations.

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Here is some information on our financial proposal. Please refer to the Fundopolis website for more information

Thank you for considering Maryann Salt, Inc. in your investment We look forward to working with you to develop the first digital mortgage and application compliant with the 2021 government lending mandate.